SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐      No  ☒

Table of Documents Filed

Page
1. ORIX’s First Quarter Consolidated Financial Results (April 1, 2007 – June 30, 2007) filed with the Tokyo Stock Exchange on Thursday, August 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 9, 2007	By	/s/ Yasuhiko Fujiki
Yasuhiko Fujiki Director President, Chief Operating Officer and Chief Financial Officer ORIX Corporation

Consolidated Financial Results April 1, 2007 – June 30, 2007

August 9, 2007

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 123.26 to $1.00, the approximate exchange rate prevailing at June 30, 2007.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2007 to June 30, 2007

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN Tel: +81-3-5419-5102 (URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1.	Performance Highlights for the Three Months Ended June 30, 2007 and 2006, and the Year Ended March 31, 2007

(1)	Performance Highlights—Operating Results (Unaudited)

							(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
June 30, 2007	284,019	5.1%	52,999	(23.5%)	70,854	(10.3)%	45,778	(2.8)%
June 30, 2006	270,212	27.3%	69,235	40.9%	78,990	36.5%	47,103	24.6%
March 31, 2007	1,141,474	22.9%	282,396	31.7%	316,304	26.9%	196,506	18.1%

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2007	501.27	488.19
June 30, 2006	523.51	504.02
March 31, 2007	2,177.10	2,100.93

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

(2)	Performance Highlights—Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
June 30, 2007	8,724,936	1,247,341	14.3%	13,629.34
June 30, 2006	7,223,560	986,502	13.7%	10,955.86
March 31, 2007	8,207,187	1,194,234	14.6%	13,089.83

(3)	Performance Highlights—Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
June 30, 2007	(74,086)	(395,447)	442,426	189,223
June 30, 2006	116,129	(178,905)	(33,282)	149,498
March 31, 2007	226,128	(802,278)	545,014	215,163

2.	Forecasts for the Year Ending March 31, 2008 (Unaudited)

Forecasts for the year ending March 31, 2008 have not been changed since the public release on May 10, 2007.

3.	Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( )	No ( x )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures	Yes ( )	No ( x )

[Summary of Consolidated Financial Results]

1.	Analysis of Results of Operations

Financial Highlights for the Three Months Ended June 30, 2007

Income before Income Taxes*	70,854 million yen (Down 10% year on year)
Net Income	45,778 million yen (Down 3% year on year)

Earnings Per Share (Basic)	501.27 yen (Down 4% year on year)
Earnings Per Share (Diluted)	488.19 yen (Down 3% year on year)
Shareholders’ Equity Per Share	13,629.34 yen (Up 4% on March 31, 2007)

ROE (Annualized)	15.0% (June 30, 2006: 19.4%)
ROA Annualized)	2.16% (June 30, 2006: 2.60%)

*	”Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

Revenues: 284,019 million yen (Up 5% year on year)

Revenues increased 5% to 284,019 million yen compared with the same period of the previous fiscal year. Although revenues from “direct financing leases,” “brokerage commissions and net gains on investment securities,” “real estate sales” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “life insurance premiums and related investment income” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” decreased 16% to 19,471 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 17% to 12,948 million yen compared to 15,597 million yen in the same period of the previous fiscal year due to the lower level of operating assets in addition to the decrease in revenues from cancellations and decrease in revenues from sales of direct financing lease assets. Overseas, revenues were down 14% to 6,523 million yen compared to 7,577 million yen in the same period of the previous fiscal year due primarily to the lower level of operating assets as a result of the sale of a business unit in the third quarter of the previous fiscal year.

Revenues from “operating leases” increased 13% to 70,716 million yen compared to the same period of the previous fiscal year. In Japan, revenues were up 10% to 51,542 million yen compared to 46,798 million yen in the same period of the previous fiscal year due to an expansion in real estate and automobile operating leases in addition to an increase in revenues from the precision measuring and other equipment rental operations. Overseas, revenues were up 24% to 19,174 million yen compared to 15,507 million yen in the same period of the previous fiscal year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment, despite a decrease in revenues from gains on sales of operating lease assets.

Revenues from “interest on loans and investment securities” increased 27% to 54,423 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 27% to 43,153 million yen compared to 33,910 million yen in the same period of the previous fiscal year due primarily to an expansion of loans to corporate customers, including non-recourse loans, as well as the contribution to revenues from the loan servicing operations. Overseas, revenues were up 26% to 11,270 million yen compared to 8,922 million yen in the same period of the previous fiscal year due to an expansion of loans to corporate customers in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” decreased 23% to 7,999 million yen compared to the same period of the previous fiscal year. Brokerage commissions decreased 13% year on year. Net gains on investment securities decreased 26% year on year due to the decrease in revenues from the venture capital operations.

Although life insurance premiums were flat year on year, revenues from “life insurance premiums and related investment income” were up 10% year on year to 32,552 million yen due to an increase in life insurance related investment income.

Although real estate sales were recorded in the Oceania region, “real estate sales” decreased 40% year on year to 17,354 million yen due mainly to a decrease in the number of condominiums sold to buyers in Japan in the first quarter of this fiscal year compared to the first quarter of the previous fiscal year.

“Gains on sales of real estate under operating leases” (refer to (Note 1) below) were down 49% year on year to 5,830 million yen due to a decrease in sales of office buildings and other real estate under operating leases not classified under discontinued operations.

“Other operating revenues” increased 23% year on year to 75,674 million yen. In Japan, revenues were up 23% to 59,461 million yen compared to 48,182 million yen in the same period of the previous fiscal year due to the increase in revenues associated with the real estate management operations, including golf courses and training facilities, and contribution from the beginning of this fiscal year from companies in which we invested in the previous fiscal year, as well as the expansion of revenues from the integrated facilities management operations and its related services, and the automobile maintenance service operations. Overseas, revenues increased 23% to 16,213 million yen compared to 13,165 million yen in the same period of the previous fiscal year due to the recognition of ship-related revenues in the Asian region, despite a decrease in revenues from the investment banking operations in The Americas segment.

Note 1: Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 231,020 million yen (Up 15% year on year)

Expenses increased 15% to 231,020 million yen compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” “selling, general and administrative expenses,” “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased, “life insurance costs” and “costs of real estate sales” were down year on year.

“Interest expense” was up 40% year on year to 24,901 million yen due mainly to the increase in Japan. In Japan, “interest expense” increased 57% year on year due to the higher interest rates as well as higher average debt levels. Overseas, “interest expense” increased 19% year on year due mainly to the higher average debt levels.

“Costs of operating leases” were up 18% year on year to 45,804 million yen accompanying the increase in operating lease assets.

“Life insurance costs” were almost flat year on year at 26,974 million yen.

“Costs of real estate sales” were down 32% year on year to 15,610 million yen along with the decrease in “real estate sales.”

“Other operating expenses” were up 34% year on year to 42,059 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 14% year on year to 66,673 million yen due to an increase in general and administrative expenses for write-downs of intangible assets, in addition to recorded expenses associated with companies in which we invested in the previous fiscal year from the beginning of this fiscal year, and associated with the expansion of the existing operations.

“Provision for doubtful receivables and probable loan losses” almost tripled year on year to 7,128 million yen due to some reversals of the provision for doubtful receivables and probable loan losses in the same period of the previous fiscal year, and reflecting an increase in installment loans.

There were no “write-downs of long-lived assets” recorded in the first quarter of this fiscal year.

“Write-downs of securities” were up 13% year on year to 1,767 million yen.

Net Income: 45,778 million yen (Down 3% year on year)

“Operating income” was down 23% year on year to 52,999 million yen due to the reasons noted above.

“Equity in net income of affiliates” increased 97% to 17,848 million yen due to an increase in profits from equity method affiliates both in Japan and overseas, and an increase in earnings from investments in residential condominiums developed through certain joint ventures.

“Gains on sales of subsidiaries and affiliates and liquidation losses” were 7 million yen.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased 10% year on year to 70,854 million yen.

“Minority interests in earnings of subsidiaries, net” increased 8% year on year to 956 million yen.

“Income from continuing operations” decreased 10% year on year to 41,278 million yen.

“Discontinued operations (refer to (Note 1) on page 2), net of applicable tax effect” more than tripled year on year to 4,500 million yen due mainly to the sales of real estate under operating leases in Japan.

As a result, “net income” decreased 3% year on year to 45,778 million yen.

Segment Information

Segment profits (refer to (Note 2) below) declined for the “Corporate Financial Services,”

“Automobile Operations,” “Real Estate-Related Finance” and “Real Estate,” segments; and increased for the “Rental Operations,” “Life Insurance,” “Other,” “The Americas” and “Asia, Oceania and Europe” segments compared to the same period of the previous fiscal year.

The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year (refer to (Note 1) below on page 12 of the Segment Information).

Note 2: Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any.

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 14% year on year to 29,890 million yen due primarily to the expansion of loans to corporate customers.

Segment profits decreased 38% to 7,111 million yen compared to 11,473 million yen in the same period of the previous fiscal year due to the increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” in addition to the recognition of write-downs of intangible assets.

Segment assets increased 7% on March 31, 2007 to 1,988,400 million yen due to the expansion of loans to corporate customers.

Automobile Operations Segment:

Segment revenues increased 3% year on year to 37,701 million yen due to the increase in revenues from operating leases and maintenance services in the automobile leasing operations.

Segment profits decreased 7% to 5,826 million yen compared to 6,258 million yen in the same period of the previous fiscal year due to the increase in expenses accompanying an increase in revenues from operating leases and maintenance services, in addition to the increase in expenses associated with the opening of new stores and purchases in anticipation of the cyclical upturn in the market in the automobile rental operations.

Segment assets increased 3% on March 31, 2007 to 525,613 million yen due to the expansion of operating lease assets.

Rental Operations Segment:

Segment revenues were up 20% year on year to 18,489 million yen due to the increase in revenues from operating leases including precision measuring equipment.

Segment profits more than doubled to 2,840 million yen compared to 1,269 million yen in the same period of the previous fiscal year as there were no losses on the sale of investment securities, which were recorded in the same period of the previous fiscal year, and due to an increase in segment revenues.

Segment assets were flat on March 31, 2007 at 120,183 million yen due to a decrease in investment in direct financing leases, despite an increase in operating lease assets.

Real Estate-Related Finance Segment:

Segment revenues increased 19% year on year to 21,578 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the loan servicing operations, despite the absence of revenues from real estate sales, which were recorded in the same period of the previous fiscal year.

Segment profits decreased 3% to 10,246 million yen compared to 10,598 million yen in the same period of the previous fiscal year due to the absence of gains from real estate sales, which were recorded in the same period of the previous fiscal year, in addition to the increases in “provision for doubtful receivables and probable loan losses” and “interest expense,” despite an increase in segment revenues.

Segment assets increased 12% on March 31, 2007 to 1,695,282 million yen due mainly to an increase in corporate loans, including non-recourse loans.

Real Estate Segment:

Segment revenues decreased 12% year on year to 61,607 million yen due to a decrease in the number of condominiums sold to buyers, in addition to the decrease in revenues from sales of real estate under operating leases, despite an increase in revenues associated with real estate rental activities, including office buildings, and management operations, including golf courses and training facilities.

Segment profits decreased 12% to 18,252 million yen compared to 20,709 million yen in the same period of the previous fiscal year due to the decrease in segment revenues mentioned above, despite an increase in the contribution from residential condominiums developed through certain joint ventures which were accounted for by the equity method. The total number of condominiums sold to buyers increased from 811 units in the first quarter of the previous fiscal year to 830 units in the first quarter of this fiscal year.

Segment assets increased 5% on March 31, 2007 to 946,009 million yen due mainly to the expansion of operating assets, including operating lease assets.

Life Insurance Segment:

Although revenues from life insurance premiums were flat year on year, segment revenues were up 9% year on year to 32,175 million yen due to an increase in life insurance related investment income.

Segment profits almost tripled to 2,856 million yen compared to 1,139 million yen in the same period of the previous fiscal year due to an increase in segment revenues.

Segment assets increased 3% on March 31, 2007 to 527,156 million yen.

Other Segment:

Although gains on investment securities at the venture capital operations decreased, segment revenues were flat year on year at 30,930 million yen due to the contribution from the beginning of this fiscal year from companies in which we invested in the previous fiscal year.

Segment profits increased 20% to 12,828 million yen compared to 10,666 million yen in the same period of the previous fiscal year due to an increase in contributions from equity method affiliates in Japan.

Segment assets increased 3% on March 31, 2007 to 794,607 million yen.

Overseas Operations

The Americas Segment:

Segment revenues increased 2% year on year to 24,307 million yen due mainly to the increase in revenues associated with corporate loans.

Segment profits increased 5% to 5,413 million yen compared to 5,167 million yen in the same period of the previous fiscal year accompanying the increase in segment revenues.

Segment assets increased 7% on March 31, 2007 to 520,187 million yen due mainly to the increase in corporate loans.

Asia, Oceania and Europe Segment:

Although gains on sales of operating lease assets decreased, segment revenues were up 55% year on year to 36,999 million yen due to the expansion of operating leases, including automobile leasing, and the recognition of real estate sales and ship-related revenues.

Segment profits increased 8% to 12,594 million yen compared to 11,624 million yen in the same period of the previous fiscal year accompanying the increase in segment revenues.

Segment assets were up 8% on March 31, 2007 to 677,987 million yen due mainly to the increase in operating lease assets and investment in affiliates.

2.	Analysis of Financial Condition

Analysis of Assets, Liabilities, Shareholders’ Equity

Operating Assets: 7,065,573 million yen (Up 6% on March 31, 2007)

Operating assets were up 6% on March 31, 2007 to 7,065,573 million yen. All operating assets including “investment in direct financing leases,” “installment loans,” “investment in operating leases,” “investment in securities” and “other operating assets” increased on March 31, 2007.

Summary of Cash Flows

Cash and cash equivalents decreased by 25,940 million yen to 189,223 million yen compared to March 31, 2007.

“Cash flows from operating activities” used 74,086 million yen in the first quarter of this fiscal year and provided 116,129 million yen in the first quarter of the previous fiscal year. This was due to the increased outflows from “increase in inventories” and “decrease in accrued expenses.”

“Cash flows from investing activities” used 395,447 million yen in the first quarter of this fiscal year and used 178,906 million yen in the first quarter of the previous fiscal year due mainly to the increase in outflows associated with the increase in “installment loans made to customers,” as a result of the expansion of loans to corporate customers, and “purchases of available-for-sale securities.”

“Cash flows from financing activities” provided 442,426 million yen in the first quarter of this fiscal year and used 33,282 million yen in the first quarter of the previous fiscal year due to the increase in debt accompanying the increase in operating assets.

Consolidated Financial Highlights

(For the Three Months Ended June 30, 2006 and 2007, and the Year Ended March 31, 2007) (Unaudited)

				(millions of JPY, except for per share data)

Operating Assets	June 30, 2006	Year-on-year Change	June 30, 2007	Year-on-year Change	Relationship to March 31, 2007	March 31, 2007	Year-on-year Change
Investment in Direct Financing Leases	1,437,711	98%	1,288,317	90%	102%	1,258,404	88%
Installment Loans	3,036,818	124%	3,707,066	122%	106%	3,490,326	119%
Investment in Operating Leases	721,127	125%	912,310	127%	106%	862,049	120%
Investment in Securities	692,559	117%	999,500	144%	114%	875,581	128%
Other Operating Assets	93,226	102%	158,380	170%	104%	152,106	166%

Total	5,981,441	116%	7,065,573	118%	106%	6,638,466	113%

Operating Results
Total Revenues	270,212	127%	284,019	105%	—	1,141,474	123%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	78,990	136%	70,854	90%	—	316,304	127%
Net Income	47,103	125%	45,778	97%	—	196,506	118%
Earnings Per Share
Net Income
Basic	523.51	121%	501.27	96%	—	2,177.10	116%
Diluted	504.02	123%	488.19	97%	—	2,100.93	117%
Shareholders’ Equity Per Share	10,955.86	125%	13,629.34	124%	104%	13,089.83	123%

Financial Position
Shareholders’ Equity	986,502	129%	1,247,341	126%	104%	1,194,234	125%
Number of Outstanding Shares (thousands of shares)	90,043	103%	91,519	102%	100%	91,234	101%
Long-and Short-Term Debt and Deposits	4,890,505	115%	5,970,723	122%	109%	5,483,922	111%
Total Assets	7,223,560	117%	8,724,936	121%	106%	8,207,187	113%
Shareholders’ Equity Ratio	13.7%	—	14.3%	—	—	14.6%	—
Return on Equity (annualized)	19.4%	—	15.0%	—	—	18.3%	—
Return on Assets (annualized)	2.60%	—	2.16%	—	—	2.54%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	201,398	103%	187,493	93%	—	720,840	81%
New Equipment Acquisitions	179,126	102%	163,998	92%	—	636,723	80%
Installment Loans	465,075	128%	638,727	137%	—	2,226,282	121%
Operating Leases	62,308	127%	97,358	156%	—	348,561	110%
Investment in Securities	56,900	111%	175,621	309%	—	331,055	140%
Other Operating Transactions	24,027	79%	31,311	130%	—	215,409	163%

Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

					(millions of JPY, millions of US$)

	Three Months ended June 30, 2006	Year -on- year Change (%)	Three Months ended June 30, 2007	Year -on- year Change (%)	Year ended March 31, 2007	Year -on- year Change (%)	U.S. dollars Three Months ended June 30, 2007
Total Revenues :	270,212	127	284,019	105	1,141,474	123	2,304

Direct financing leases	23,174	107	19,471	84	90,355	94	158
Operating leases	62,305	123	70,716	113	256,091	122	574
Interest on loans and investment securities	42,832	120	54,423	127	201,531	126	441
Brokerage commissions and net gains on investment securities	10,450	124	7,999	77	70,684	145	65
Life insurance premiums and related investment income	29,669	98	32,552	110	132,835	96	264
Real estate sales	29,025	151	17,354	60	87,178	116	141
Gains on sales of real estate under operating leases	11,410	196	5,830	51	22,958	256	47
Other operating revenues	61,347	152	75,674	123	279,842	145	614

Total Expenses :	200,977	123	231,020	115	859,078	120	1,874

Interest expense	17,759	132	24,901	140	81,491	138	202
Costs of operating leases	38,657	117	45,804	118	164,693	123	371
Life insurance costs	27,071	99	26,974	100	115,565	98	219
Costs of real estate sales	22,910	137	15,610	68	73,999	112	127
Other operating expenses	31,409	119	42,059	134	147,693	120	341
Selling, general and administrative expenses	58,583	145	66,673	114	253,467	136	541
Provision for doubtful receivables and probable loan losses	2,631	56	7,128	271	13,798	85	58
Write-downs of long-lived assets	—	—	—	—	2,316	28	—
Write-downs of securities	1,559	87	1,767	113	5,592	123	14
Foreign currency transaction loss, net	398	—	104	26	464	—	1

Operating Income	69,235	141	52,999	77	282,396	132	430

Equity in Net Income of Affiliates	9,074	125	17,848	197	31,946	100	145
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	681	47	7	1	1,962	72	0

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	78,990	136	70,854	90	316,304	127	575

Provision for Income Taxes	32,413	137	28,620	88	126,452	131	232

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	46,577	136	42,234	91	189,852	124	343

Minority Interests in Earnings of Subsidiaries, Net	885	241	956	108	4,781	148	8

Income from Continuing Operations	45,692	135	41,278	90	185,071	124	335

Discontinued Operations:
Income from discontinued operations, net	2,421		7,559		17,692		61
Provision for income taxes	(1,010)		(3,059)		(6,830)		(25)

Discontinued operations, net of applicable tax effect	1,411	36	4,500	319	10,862	64	36

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	573	—	—

Net Income	47,103	125	45,778	97	196,506	118	371

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Balance Sheets

(As of June 30, 2006 and 2007, and March 31, 2007)

(Unaudited)

			(millions of JPY, millions of US$)

	June 30, 2006	June 30, 2007	March 31, 2007	U.S. dollars June 30, 2007
Assets
Cash and Cash Equivalents	149,498	189,223	215,163	1,535
Restricted Cash	85,709	149,104	121,569	1,210
Time Deposits	780	1,467	913	12
Investment in Direct Financing Leases	1,437,711	1,288,317	1,258,404	10,452
Installment Loans	3,036,818	3,707,066	3,490,326	30,075
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(92,220)	(93,539)	(89,508)	(759)
Investment in Operating Leases	721,127	912,310	862,049	7,402
Investment in Securities	692,559	999,500	875,581	8,109
Other Operating Assets	93,226	158,380	152,106	1,285
Investment in Affiliates	327,025	414,462	367,762	3,363
Other Receivables	170,149	231,297	212,324	1,876
Inventories	143,894	228,533	216,150	1,854
Prepaid Expenses	44,259	59,726	54,855	485
Office Facilities	91,349	91,384	90,682	741
Other Assets	321,676	387,706	378,811	3,145

Total Assets	7,223,560	8,724,936	8,207,187	70,785

Liabilities and Shareholders’ Equity
Short-Term Debt	1,174,667	1,446,137	1,174,391	11,732
Deposits	344,887	468,255	446,474	3,799
Trade Notes, Accounts Payable and Other Liabilities	359,484	420,456	381,110	3,411
Accrued Expenses	70,206	88,807	122,202	721
Policy Liabilities	497,596	487,887	491,946	3,958
Current and Deferred Income Taxes	234,032	285,144	320,412	2,313
Security Deposits	149,642	181,009	174,196	1,469
Long-Term Debt	3,370,951	4,056,331	3,863,057	32,909

Total Liabilities	6,201,465	7,434,026	6,973,788	60,312

Minority Interests	35,593	43,569	39,165	354

Common Stock	89,172	101,352	98,755	822
Additional Paid-in Capital	108,573	122,502	119,402	994
Retained Earnings:
Legal reserve	2,220	2,220	2,220	18
Retained earnings	772,397	957,384	921,823	7,767
Accumulated Other Comprehensive Income	18,408	66,952	55,253	543
Treasury Stock, at Cost	(4,268)	(3,069)	(3,219)	(25)

Total Shareholders’ Equity	986,502	1,247,341	1,194,234	10,119

Total Liabilities and Shareholders’ Equity	7,223,560	8,724,936	8,207,187	70,785

		June 30, 2006	June 30, 2007	March 31, 2007	U.S. dollars June 30, 2007
Note:	Accumulated Other Comprehensive Income
	Net unrealized gains on investment in securities	46,372	73,791	72,994	599
	Minimum pension liability adjustments	(620)	—	—	—
	Defined benefit pension plans	—	3,379	3,604	27
	Foreign currency translation adjustments	(30,759)	(11,193)	(22,620)	(91)
	Net unrealized gains on derivative instruments	3,415	975	1,275	8

Condensed Consolidated Statements of Shareholders’ Equity

(For the Three Months Ended June 30, 2006 and 2007, and the Year Ended March 31, 2007) (Unaudited)

		(millions of JPY, millions of US$)

	Three Months ended June 30, 2006	Three Months ended June 30, 2007	Year ended March 31,2007	U.S. dollars Three Months ended June 30, 2007
Common Stock:
Beginning balance	88,458	98,755	88,458	801
Exercise of warrants and stock acquisition rights	263	397	2,259	3
Conversion of convertible bond	451	2,200	8,038	18

Ending balance	89,172	101,352	98,755	822

Additional Paid-in Capital:
Beginning balance	106,729	119,402	106,729	969
Exercise of warrants, stock acquisition rights and stock options	263	396	2,257	3
Conversion of convertible bond	452	1,719	6,250	14
Stock-based compensation	1,015	804	3,515	7
Other, net	114	181	651	1

Ending balance	108,573	122,502	119,402	994

Legal Reserve:
Beginning balance	2,220	2,220	2,220	18

Ending balance	2,220	2,220	2,220	18

Retained Earnings:
Beginning balance	733,386	921,823	733,386	7,479
Cash dividends	(8,092)	(11,863)	(8,092)	(96)
Net income	47,103	45,778	196,506	371
Capital transactions of equity-method investee	—	1,641	—	13
Other, net	—	5	23	0

Ending balance	772,397	957,384	921,823	7,767

Accumulated Other Comprehensive Income:
Beginning balance	27,603	55,253	27,603	448
Net change of unrealized gains on investment in securities	(4,484)	797	22,138	6
Net change of minimum pension liability adjustments	12	—	(5)	—
Defined benefit pension plans	—	(225)	—	(2)
Adjustment to initially apply FASB Statement No. 158	—	—	4,241	—
Net change of foreign currency translation adjustments	(4,627)	11,427	3,512	93
Net change of unrealized gains on derivative instruments	(96)	(300)	(2,236)	(2)

Ending balance	18,408	66,952	55,253	543

Treasury Stock:
Beginning balance	(4,750)	(3,219)	(4,750)	(26)
Exercise of stock options	486	53	1,518	0
Other, net	(4)	97	13	1

Ending balance	(4,268)	(3,069)	(3,219)	(25)

Total Shareholders’ Equity:
Beginning balance	953,646	1,194,234	953,646	9,689
Increase, net	32,856	53,107	240,588	430

Ending balance	986,502	1,247,341	1,194,234	10,119

Summary of Comprehensive Income:
Net income	47,103	45,778	196,506	371
Other comprehensive income	(9,195)	11,699	23,409	95

Comprehensive income	37,908	57,477	219,915	466

Condensed Consolidated Statements of Cash Flows

(For the Three Months Ended June 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

		(millions of JPY, millions of US$)

	Three Months ended June 30, 2006	Three Months ended June 30, 2007	Year ended March 31, 2007	U.S. dollars Three Months ended June 30, 2007
Cash Flows from Operating Activities:
Net income	47,103	45,778	196,506	371
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	34,533	39,822	153,348	323
Provision for doubtful receivables and probable loan losses	2,631	7,128	13,798	58
Decrease in policy liabilities	(6,112)	(4,059)	(11,762)	(33)
Gains from securitization transactions	(297)	(101)	(7,762)	(1)
Equity in net income of affiliates	(9,074)	(17,848)	(31,946)	(145)
Gains on sales of subsidiaries and affiliates and liquidation losses	(681)	(7)	(1,962)	(0)
Extraordinary gain	—	—	(573)	—
Minority interests in earnings of subsidiaries, net	885	956	4,781	8
Gains on sales of available-for-sale securities	(5,614)	(1,605)	(49,262)	(13)
Gains on sales of real estate under operating leases	(11,410)	(5,830)	(22,958)	(47)
Gains on sales of operating lease assets other than real estate	(4,220)	(4,205)	(12,105)	(34)
Write-downs of long-lived assets	—	—	2,316	—
Write-downs of securities	1,559	1,767	5,592	14
Decrease (increase) in restricted cash	86,996	(27,228)	51,299	(221)
Increase in loans held for sale	—	(12,569)	(52,811)	(102)
Decrease (increase) in trading securities	6,159	(2,007)	11,248	(16)
Increase in inventories	(1,803)	(22,541)	(85,899)	(183)
Increase in prepaid expenses	(3,629)	(4,606)	(13,708)	(37)
Increase (decrease) accrued expenses	(18,835)	(35,541)	36,594	(288)
Increase in security deposits	39	4,916	21,182	40
Other, net	(2,101)	(36,306)	20,212	(295)

Net cash provided by (used in) operating activities	116,129	(74,086)	226,128	(601)

Cash Flows from Investing Activities:
Purchases of lease equipment	(255,216)	(267,020)	(1,031,591)	(2,166)
Principal payments received under direct financing leases	168,417	130,379	610,780	1,058
Net proceeds from securitization of lease receivables, loan receivables and securities	19,410	20,255	275,998	164
Installment loans made to customers	(465,075)	(619,936)	(2,173,322)	(5,030)
Principal collected on installment loans	332,352	414,256	1,554,422	3,361
Proceeds from sales of operating lease assets	49,844	55,541	158,396	451
Investment in affiliates, net	(2,225)	(10,234)	(6,000)	(83)
Purchases of available-for-sale securities	(42,290)	(161,760)	(254,044)	(1,312)
Proceeds from sales of available-for-sale securities	18,495	25,077	105,829	203
Maturities of available-for-sale securities	6,310	27,722	39,252	225
Purchases of other securities	(14,490)	(13,861)	(76,710)	(112)
Proceeds from sales of other securities	5,568	12,470	73,316	101
Purchases of other operating assets	(1,746)	(2,017)	(50,238)	(16)
Acquisitions of subsidiaries, net of cash acquired	(10,145)	(2,076)	(19,270)	(17)
Sales of subsidiaries, net of cash disposed	529	—	3,019	—
Other, net	11,356	(4,243)	(12,115)	(35)

Net cash used in investing activities	(178,906)	(395,447)	(802,278)	(3,208)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(123,791)	73,011	(111,360)	592
Proceeds from debt with maturities longer than three months	452,161	735,045	2,230,830	5,963
Repayment of debt with maturities longer than three months	(366,202)	(376,308)	(1,655,581)	(3,053)
Net increase (decrease) in deposits due to customers	(8,367)	21,699	93,175	176
Issuance of common stock	526	793	4,516	6
Dividends paid	(8,092)	(11,863)	(8,092)	(96)
Net increase (decrease) in call money	20,000	—	(10,000)	—
Other, net	483	49	1,526	1

Net cash provided by (used in) financing activities	(33,282)	442,426	545,014	3,589

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(299)	1,167	443	9

Net Increase (Decrease) in Cash and Cash Equivalents	(96,358)	(25,940)	(30,693)	(211)
Cash and Cash Equivalents at Beginning of Period	245,856	215,163	245,856	1,746

Cash and Cash Equivalents at End of Period	149,498	189,223	215,163	1,535

Segment Information

(For the Three Months Ended June 30, 2006 and 2007, and the Year Ended March 31, 2007)

(Unaudited)

							(millions of JPY, millions of US$)

	Three Months ended June 30, 2006			Three Months ended June 30, 2007			Year ended March 31, 2007
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	26,248	11,473	1,703,627	29,890	7,111	1,988,400	123,328	58,231	1,861,403
Automobile Operations	36,627	6,258	526,245	37,701	5,826	525,613	146,966	28,224	510,805
Rental Operations	15,351	1,269	121,039	18,489	2,840	120,183	67,859	10,869	121,621
Real Estate-Related Finance	18,180	10,598	1,234,172	21,578	10,246	1,695,282	82,345	44,682	1,517,927
Real Estate	70,231	20,709	689,273	61,607	18,252	946,009	245,336	51,236	901,237
Life Insurance	29,530	1,139	509,171	32,175	2,856	527,156	132,060	9,921	511,051
Other	30,588	10,666	644,006	30,930	12,828	794,607	145,443	60,387	773,595

Sub-Total	226,755	62,112	5,427,533	232,370	59,959	6,597,250	943,337	263,550	6,197,639

Overseas Operations
The Americas	23,855	5,167	442,100	24,307	5,413	520,187	119,940	31,315	487,900
Asia, Oceania and Europe	23,941	11,624	597,567	36,999	12,594	677,987	103,593	37,763	625,036

Sub-Total	47,796	16,791	1,039,667	61,306	18,007	1,198,174	223,533	69,078	1,112,936

Segment Total	274,551	78,903	6,467,200	293,676	77,966	7,795,424	1,166,870	332,628	7,310,575

Difference between Segment Totals and Consolidated Amounts	(4,339)	87	756,360	(9,657)	(7,112)	929,512	(25,396)	(16,324)	896,612

Consolidated Amounts	270,212	78,990	7,223,560	284,019	70,854	8,724,936	1,141,474	316,304	8,207,187

	U.S. dollars Three Months ended June 30, 2007
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	242	58	16,132
Automobile Operations	306	47	4,264
Rental Operations	150	23	975
Real Estate-Related Finance	175	83	13,754
Real Estate	500	148	7,675
Life Insurance	261	23	4,277
Other	251	104	6,446

Sub-Total	1,885	486	53,523

Overseas Operations
The Americas	197	44	4,221
Asia, Oceania and Europe	300	102	5,500

Sub-Total	497	146	9,721

Segment Total	2,382	632	63,244

Difference between Segment Totals and Consolidated Amounts	(78)	(57)	7,541

Consolidated Amounts	2,304	575	70,785

Note: 1.	The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

2.	Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any.